Exhibit 99.49

Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2020 and 2019

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of Standard Lithium Ltd.

Opinion

We have audited the consolidated financial statements of Standard Lithium Ltd. and its subsidiaries (the “Company”) which comprise the consolidated statements of financial position as at June 30, 2020 and 2019, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter—Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the accompanying consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information, which comprises the information included in the Company’s Management Discussion & Analysis to be filed with the relevant Canadian securities commissions.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors’ report is Fernando J. Costa.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 26, 2020

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2020 and 2019

Expressed in Canadian dollars

	2020	2019
ASSETS
Current assets
Cash	$4,141,494	$6,849,114
Receivables	44,908	90,428
Prepaid expenses	281,616	254,524

	4,468,018	7,194,066

Non-current assets
Reclamation deposit (Note 6)	85,392	82,002
Exploration and evaluation assets (Note 4)	28,948,349	25,381,849
Intangible asset (Note 7)	1,882,609	1,910,349
Asset under construction (Note 8)	—	9,823,065
Pilot plant (Note 9)	22,377,444	—

	53,293,794	37,197,265

TOTAL ASSETS	$57,761,812	$44,391,331

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$7,073,336	$5,615,174

Non-current liabilities
Amounts payable (Note 11)	—	398,453
Convertible loan (Note 10)	4,955,500	—
Decommissioning provision (Note 12)	136,280	—

	5,091,780	398,453

TOTAL LIABILITIES	12,165,116	6,013,627

EQUITY
Share capital (Note 13)	70,990,300	57,875,488
Shares to be issued (Note 7)	—	475,000
Reserves (Note 13)	15,716,067	13,544,859
Deficit	(43,183,131)	(33,655,763)
Accumulated other comprehensive income	2,073,460	138,120

TOTAL EQUITY	45,596,696	38,377,704

TOTAL LIABILITIES AND EQUITY	$57,761,812	$44,391,331

Nature and Continuance of Operations (Note 1)
Commitments (Note 4)
Subsequent Events (Note 19)

Approved by the Board of Directors and authorized for issue on October 26, 2020.

“Robert Mintak”	“Dr. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Loss

Years ended June 30, 2020 and 2019

Expressed in Canadian Dollars

	2020	2019
Administrative Expenses
Advertising and investor relations	$302,372	$1,528,862
Amortisation of pilot plant (Note 9)	3,722,862	—
Amortisation of intangible asset (Note 7)	27,740	—
Consulting fees	687,946	1,281,415
Corporate development	—	5,000
Filing and transfer agent	91,189	103,422
Foreign exchange loss	515,143	1,304
Management fees (Note 14)	925,815	1,109,382
Office and administration	294,438	242,302
Patent	110,158	149,259
Preliminary economic assessment	88,273	329,715
Professional fees	374,815	184,849
Research and development	2,811	4,252
Share-based payment (Notes 13 and 14)	2,037,564	3,325,918
Travel	113,351	246,827

Loss from operations before other items	(9,293,787)	(8,512,507)
Other items
Write-off acquisition costs (Note 4)	—	(20,650)
Loss on settlement of liability (Note 11)	(83,414)	—
Interest and accretion expense (Notes 10 and 11)	(150,167)	(45,684)

Net loss before other comprehensive income (loss)	(9,527,368)	(8,578,841)

Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	1,935,340	(140,442)

Total comprehensive loss	$(7,592,028)	$(8,719,283)

Weighted average number of common shares outstanding – basic and diluted	88,776,626	77,935,643
Basic and diluted loss per share	$(0.11)	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

Years ended June 30, 2020 and 2019

Expressed in Canadian dollars

	Number of shares	Share capital	Shares to be issued	Reserves	Deficit	Accumulated other comprehensive income	Total equity
Balance, June 30, 2018	73,527,576	$45,187,983	$—	$9,847,553	$(25,076,922)	$278,562	$30,237,176
Share-based payment	—	—	—	3,325,918	—	—	3,325,918
Shares issued for cash, net of costs	11,816,500	10,474,005	—	371,388	—	—	10,845,393
Warrants exercised	450,000	112,500	—	—	—	—	112,500
Shares issued for exploration and evaluation assets	1,300,000	1,626,000	—	—	—	—	1,626,000
Shares issued for intangible asset acquisition	500,000	475,000	475,000	—	—	—	950,000
Net loss for the year	—	—	—	—	(8,578,841)	—	(8,578,841)
Currency translation differences for foreign operations	—	—	—	—	—	(140,442)	(140,442)

Balance, June 30, 2019	87,594,076	57,857,488	475,000	13,544,859	(33,655,763)	138,120	38,377,704
Share-based payment	—	—	—	2,037,564	—	—	2,037,564
Shares issued for cash, net of costs	16,140,219	11,794,287	—	133,644	—	—	11,927,931
Warrants exercised	163,025	53,525	—	—	—	—	53,525
Shares issued for exploration and evaluation assets	1,100,000	792,000	—	—	—	—	792,000
Shares issued for intangible asset acquisition	500,000	475,000	(475,000)	—	—	—	—
Net loss for the period	—	—	—	—	(9,527,368)	—	(9,527,368)
Currency translation differences for foreign operations	—	—	—	—	—	1,935,340	1,935,340

Balance, June 30, 2020	105,497,320	$70,990,300	$—	$15,716,067	$(43,183,131)	$2,073,460	$45,596,696

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

Years ended June 30, 2020 and 2019

Expressed in Canadian Dollars

	2020	2019
Cash flows from (used in) operating activities
Net loss	$(9,527,368)	$(8,578,841)
Add items not affecting cash
Write-off of acquisition costs	—	20,650
Share-based payment	2,037,564	3,325,918
Amortisation of pilot plant	3,722,862	—
Amortisation of intangible asset	27,740	—
Interest and accretion expense	150,167	46,405
Loss on settlement of liability	83,414	—
Foreign exchange loss	181,670	—
Net changes in non-cash working capital items to operations:
Receivables	45,520	15,017
Prepaid expenses	(27,092)	753,930
Accounts payable and accrued liabilities	193,021	149,306

Net cash used in operating activities	(3,112,502)	(4,267,615)

Cash flows used in investing activities
Exploration and evaluation expenditures	(1,650,288)	(3,866,496)
Intangible asset	(500,000)	(608,301)
Pilot plant	(14,068,082)	(8,879,549)

Net cash used in investing activities	(16,218,370)	(13,354,346)

Cash flows from financing activities
Proceeds from the issuance of shares, net of costs	11,927,931	10,845,393
Exercise of warrants	53,525	112,500
Proceeds from convertible loan	4,641,796	—

Net cash from financing activities	16,623,252	10,957,893

Net change in cash	(2,707,620)	(6,664,068)
Cash, beginning of year	6,849,114	13,513,182

Cash, end of year	$4,141,494	$6,849,114

Supplemental Cash Flow Information
Interest paid	—	—
Income taxes paid	—	1,873

Non-Cash Transactions (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

1.    Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is 835, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. The Company’s shares are listed on the TSX Venture Exchange under the symbol “SLL”.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at June 30, 2020 had an accumulated deficit of $43,183,131 and a working capital deficiency of $2,605,318. These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. Subsequent to June 30, 2020, the Company issued 4,743,784 common shares upon the exercise of stock options and warrants, raising proceeds of $4,019,934 (see Note 19). These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2.    Basis of Presentation

a) Statement	of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Board (“IASB”). These consolidated financial statements have been prepared on the basis of IFRS standards that are effective for the Company‘s fiscal year ended June 30, 2020.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. All significant inter-company balances and transactions have been eliminated upon consolidation.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

2.	Basis of Presentation—continued

c)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiaries, Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd. and Arkansas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each income statement are translated at average exchange rates for the period; and

•	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued

e)	Critical accounting estimates and judgments—continued

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to:

(i)	Determination of categories of financial assets and financial liabilities

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy involving assessments and judgments made by management.

(ii)	Recoverability of long-lived assets

The application of the Company’s accounting policy for long-lived assets requires judgment in determining whether future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting there are indications of impairment, the carrying amount is tested to determine if it exceeds the recoverable amount.

(iii)	Going concern assumption

As described in Note 1, management uses its judgement in determining whether the Company is able to continue as a going concern.

(iv)	Deferred income taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

(v)	Assessment of whether an acquisition is a business combination or an asset acquisition

Management uses judgment to determine whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 13 and 14.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued

e)	Critical accounting estimates and judgments—continued

(ii)	Impairment calculations

The Company evaluates each long-term asset each reporting period to determine if there are any indications of impairment. If any such indications exist, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The estimates and assumptions used to estimate the recoverable amount of the long-lived assets are subject to risk and uncertainty and there is the possibility that changes in circumstances will alter these estimates and assumptions.

(iii)	Decommissioning provision

The Company estimates the decommissioning obligations for the Company’s pilot plant. In most instances, removal of assets and remediation occurs many years into the future. Amounts recorded for the decommissioning obligations and related accretion expense require estimates regarding remediation date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating costs, future removal technologies in determining the removal costs, and discount rates to determine the present value of these cash flows.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)	Impairment of non-financial assets

Non-financial assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.    When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

b)	Income taxes

Tax expense comprises current and deferred tax. Tax is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences. However, deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

c)    Convertible debentures

Convertible debentures are classified separately into financial liability and equity components in accordance with the substance of the contractual agreement. At the date of issue, the fair value of the liability component is estimated using a discount rate that would have been applicable to non-convertible debt. This amount is recorded as a liability on an amortized cost basis until extinguished upon conversion or repayment. The equity component is determined by deducting the amount of the liability component from the face value of the convertible debenture as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

d)    Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back or during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.    Significant Accounting Policies – continued

e)	Share-based payments

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

f)    Financial instruments

The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable	Amortized cost
Convertible loan	Amortized cost

Financial assets

The Company classifies its financial assets into the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Amortized cost

Amortized cost are those assets which are held within a business whose objective is to hold financial assets to collect contractual cash flows; and the terms of the financial assets must provide on specified dates cash flows solely through the collection of principal and interest.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.    Significant Accounting Policies – continued

f)	Financial instruments – continued

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are those assets which are held within a business whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows solely through the collection of principal and interest.

FVTPL

A financial asset shall be measured at fair value through profit or loss unless it is measured at amortized cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortized cost are measured at amortized cost using the effective interest method.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

Amortized cost

The Company classifies all financial liabilities as subsequently measured at amortized cost using the effective interest method, except for financial liabilities carried at FVTPL and certain other exceptions.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

g)    Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants where the fair value of the common shares is based on the market value on the announcement date and the balance, if any, is allocated to the attached warrants.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

h)    Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

i)    Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company’s intangible asset is amortized on a straight-line basis over its estimated useful life of 10 years.

j)    Asset acquisition

Management determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company completed the acquisition of 2661881 Ontario Limited on December 13, 2018 and concluded that the transaction did not qualify as a business combination under IFRS 3, “Business Combinations”, as management concluded that significant processes were not acquired. Accordingly, the acquisition of 2661881 Ontario Limited has been accounted for as an asset acquisition (Note 7).

k)    Exploration and Evaluation Expenditures

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets. E&E assets are not depleted and are moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds as determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

k)	Exploration and Evaluation Expenditures – continued

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(c)

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(d)

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

l)	Property and Equipment

Property and and equipment is initially recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive loss.

The Company’s pilot plant is amortized on a straight-line basis over its estimated useful life of 2 years.

m)	Decommissioning Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated on the same basis as the related assets.

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued

m)	Decommissioning Provision – continued

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The net present value of remediation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

n)	Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company’s policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

o)	Changes in accounting standards

New accounting standards effective for annual periods on or after January 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with the approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company adopted IFRS 16 effective July 1, 2019 and elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term. Therefore, there was no material impact to the Company’s consolidated financial statements upon adoption of IFRS 16.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Assets

	California Property $	Arkansas Property $	Total $
Acquisition costs:
Balance, June 30, 2018	6,140,254	5,821,628	11,961,882
Acquisition of property	2,096,767	5,103,033	7,199,800
Reclassification from acquisition to exploration costs	(53,508)	—	(53,508)
Effect of movement in foreign exchange rates	(82,066)	(61,326)	(143,392)

Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Acquisition of property	1,320,347	960,910	2,281,258
Effect of movement in foreign exchange rates	331,972	449,077	781,049

Balance, June 30, 2020	9,753,766	12,273,322	22,027,089
Exploration Costs:
Balance, June 30, 2018	3,016,458	1,212,003	4,228,461
Reclassification from acquisition to exploration costs	53,508	—	53,508
Site management	61,621	—	61,621
Drilling	915,839	—	915,839
Other exploration costs	368,856	863,867	1,232,723
Effect of movement in foreign exchange rates	(48,902)	(26,183)	(75,085)

Balance, June 30, 2019	4,367,380	2,049,687	6,417,067
Other exploration costs	6,317	231,137	237,453
Effect of movement in foreign exchange rates	181,021	85,719	266,740

Balance, June 30, 2020	4,554,718	2,366,543	6,921,260

Balance, June 30, 2019	12,468,827	12,913,022	25,381,849

Balance, June 30, 2020	14,308,484	14,639,864	28,948,349

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

4.    Exploration and Evaluation Expenditures—continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons has the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)

•	US$50,000 on or before July 7, 2017 (paid)

•	US$50,000 on or before July 7, 2018 (paid)

•	US$50,000 on or before July 7, 2019 (paid)

•	US$50,000 on or before July 7, 2020 (paid)

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)

•	Issue 500,000 common shares on or before October 1, 2017 (issued)

•	Issue 500,000 common shares on or before October 1, 2018 (issued)

•	Issue 500,000 common shares on or before October 1, 2019 (issued)

•	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

4.    Exploration and Evaluation Expenditures—continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)

•	US$50,000 on or before November 24, 2017 (paid)

•	US$100,000 on or before May 24, 2018 (paid)

•	US$100,000 on or before May 24, 2019 (paid)

•	US$100,000 on or before May 24, 2020 (paid subsequent to year end)

•	US$100,000 on or before May 24, 2021

•	US$100,000 on or before May 24, 2022

•	US$250,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)

•	Issue 100,000 common shares on or before November 24, 2017 (issued)

•	Issue 200,000 common shares on or before May 24, 2018 (issued)

•	Issue 200,000 common shares on or before May 24, 2019 (issued)

•	Issue 200,000 common shares on or before May 24, 2020 (issued)

•	Issue 200,000 common shares on or before May 24, 2021

•	Issue 200,000 common shares on or before May 24, 2022

•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc., to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

4.    Exploration and Evaluation Expenditures—continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)

•	US$100,000 on or before October 23, 2018 (paid)

•	US$200,000 on or before April 23, 2019 (paid)

•	US$200,000 on or before April 23, 2020 (paid)

•	US$200,000 on or before April 23, 2021

•	US$200,000 on or before April 23, 2022

•	US$200,000 on or before April 23, 2023

•	US$500,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)

•	Issue 200,000 common shares on or before October 23, 2018 (issued)

•	Issue 400,000 common shares on or before April 23, 2019 (issued)

•	Issue 400,000 common shares on or before April 23, 2020 (issued)

•	Issue 400,000 common shares on or before April 23, 2021

•	Issue 400,000 common shares on or before April 23, 2022

•	Issue 400,000 common shares on or before April 23, 2023

•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

On November 1, 2017, the Company entered into a share purchase agreement to acquire all of the outstanding share capital of a privately held British Columbia based mineral exploration company (the “Vendor”) which holds the rights to a series of 54 prospective mineral claims located in San Bernardino County, California.

In consideration for the acquisition of the Vendor, the Company will issue 1,000,000 common shares, and will assume responsibility for all outstanding liabilities of the Vendor. Closing of the acquisition remains subject to the final approval of the TSX Venture Exchange, as well as certain other conditions as are customary in transactions of this nature. All common shares issued in connection with the acquisition will be subject to a four-month-and-one-day hold period in accordance with the policies of the TSX Venture Exchange. During the year ended June 30, 2019, the Company decided to not complete the transaction and wrote-off acquisition costs of $20,650. The Company has no further obligations or liabilities to the Vendor.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

4.	Exploration and Evaluation Expenditures – continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)

•	An additional US$600,000 on or before December 29, 2018 (paid)

•	An additional US$700,000 on or before December 29, 2019 (paid)

•	An additional US$750,000 on or before December 29, 2020

•

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee is included in the accounts payable and accrued liabilities as at June 30, 2020.

5.	Deposit on mineral property

On October 23, 2017, the Company entered into a Memorandum of Understanding (“MOU”) with TETRA Technologies, Inc. and in connection with entering into the MOU, made a non-refundable deposit of $125,800 (US$100,000). On April 23, 2018, the Company entered into an EOA (as described in Note 4) with TETRA and upon entering into the EOA the non-refundable deposit was reclassified from deposit on mineral property to exploration and evaluation assets.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

6.    Reclamation deposit

On September 6, 2017, the Company paid $85,392 (US$62,659) for a reclamation bond to the Bureau of Land Management (“BLM”) with respect to the exploration trenching and drilling on the California Property (Note 4). This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

7.    Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);

(ii)	$250,000 on the closing date (paid);

(iii)	$250,000 promissory note payable six months after the closing date (paid);

(iv)	500,000 common shares on the closing date (issued);

(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”)(paid); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”)(issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company has satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

7.	Intangible asset (continued)

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000

Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301

Balance, June 30, 2019	1,910,349
Amortisation	(27,740)

Balance, June 30, 2020	1,882,609

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 9).

8.	Asset under construction

The Company has developed a pilot plant for the extraction of battery-grade lithium from tail brine at the LANXESS facility in southern Arkansas. The pilot plant was under construction and not available for use until May 9, 2020 at which time the accumulated costs were reclassified to pilot plant and subject to depreciation (see Note 9).

9.	Pilot plant

On May 9, 2020, the Company commenced full-time operation of its LiSTR pilot plant, located at LANXESS’ south plant facility in El Dorado, Arkansas. The pilot plant is the culmination of over three years of research and development activities by the Company and its partners. The pilot plant is a bespoke DLE (Direct Lithium Extraction) plant, designed to extract lithium directly and continuously from Smackover Formation brines. The plant is designed to process up to 50 USGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product.

The pilot plant is being amortized on a straight-line basis over its estimated useful life of 2 years and has an estimated salvage value of $680,000 at the end of its estimated useful life.

As at June 30, 2020, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2019 and 2018	—
Costs transferred from asset under construction	25,964,026
Decommissioning provision	136,280
Amortisation	(3,722,862)

Balance at June 30, 2020	22,377,444

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

10.	Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 9).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

10.	Convertible loan—continued

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method.

$
Beginning balance at June 30, 2019 and 2018	—
Initial recognition	4,641,796
Interest and accretion expense	132,034
Foreign exchange loss	181,670

Balance at June 30, 2020	4,955,500

11.	Amounts payable

During the year ended June 30, 2019, the Company issued note payable of $250,000 payable six months after the closing date of the acquisition of 266861 Ontario Limited (Note 7) and will owe $500,000 at a later date as referenced in Note 7(v). Due to these amounts being owed at a later date the Company valued these at the present value and recorded accretion expense as follows:

$
Beginning balance at June 30, 2018	—
Fair value of promissory note payable due six months after closing date	226,391
Accretion expense for promissory note payable due six months after closing date	23,609
Cash payable on or before the Investment Date	375,657
Accretion expense for cash payable on or before the Investment Date	22,796

Total note payable	648,453
Less: amount paid	(250,000)

Amounts payable at June 30, 2019	398,453
Accretion expense for cash payable on or before the Investment Date	18,133
Loss on settlement of liability	83,414
Less: amount paid	(500,000)

Amounts payable at June 30, 2020	—

12.	Decommissioning Provision

The following table presents the continuity of the decommissioning provision associated with the Company’s pilot plant:

$
Beginning balance at June 30, 2019 and 2018	—
Initial recognition	136,280

Balance at June 30, 2020	136,280

The present value of the decommissioning provision of $136,280 was calculated using an average risk-free rate of 0.25%. Decommissioning activities are expected to occur between 2023 and 2025.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

13.	Share Capital

a)	Authorized capital

Unlimited number of common voting shares without nominal or par value.

Unlimited number of preferred shares without par value issued in one or more series.

105,497,320 common shares were issued and outstanding at June 30, 2020.

On October 1, 2018, the Company issued 500,000 common shares with a fair value of $840,000 to Nevada Alaska Mining Co. Ltd. (Note 4).

On October 23, 2018, the Company issued 200,000 common shares with a fair value of $280,000 to TETRA Technologies, Inc. (Note 4).

On December 13, 2018, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 7).

On March 21, 2019, the Company closed a brokered short form prospectus financing and issued 11,390,500 units of the Company at a price of $1.00 per unit, for gross proceeds of $11,390,500. Each unit consists of one common share of the Company and one-half of one common share purchase warrant.

Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (March 21, 2022). The Company paid underwriters’ commission of $570,685, issued 797,336 underwriter’s warrants with a fair value of $371,388 and incurred $389,787 of additional share issuance costs to complete the financing. Each underwriter’s warrant is exercisable to purchase an additional share at a price of $1.00 per share for a period of 24 months from the closing date (March 21, 2021).

On April 10, 2019, the Company closed a non-brokered private placement and issued 426,000 units of the Company at a price of $1.00 per unit, for gross proceeds of $426,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (April 10, 2022). The Company incurred $10,635 of share issuance costs to complete the financing.

On May 1, 2019, the Company issued 200,000 common shares with a fair value of $166,000 to National Chloride (Note 4).

On May 2, 2019, the Company issued 400,000 common shares with a fair value of $340,000 to TETRA Technologies, Inc. (Note 4).

During the year ended June 30, 2019, the Company issued a total of 450,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $112,500 upon exercise.

On October 1, 2019, the Company issued 500,000 common shares with a fair value of $360,000 to Nevada Alaska Mining Co. Ltd. (Note 4).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

13.	Share Capital—continued

a)	Authorized capital – continued

On December 27, 2019, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 7).

On February 20, 2020, the Company closed a non-brokered private placement of 16,140,219 special warrants (each, a “Special Warrant”) at a price of $0.75 per Special Warrant for gross proceeds of $12,105,165. Each Special Warrant entitles the holder to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined below) and without payment or additional consideration, one unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of 24 months from the issuance of the Special Warrants, subject to an accelerated expiry if the closing price of the Company’s shares is greater than $1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Conversion Warrants will expire 30 days thereafter. Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. In connection with the completion of the private placement, the Company paid finders’ fees of $120,132, issued 452,025 Conversion Warrants with a fair value of $133,644 to finders and also incurred other issuance costs in the amount of $57,102. All Special Warrants converted to unrestricted common shares on June 21, 2020.

On April 23, 2020, the Company issued 400,000 common shares with a fair value of $248,000 to TETRA Technologies, Inc. (Note 4).

On May 24, 2020, the Company issued 200,000 common shares with a fair value of $184,000 to National Chloride. (Note 4).

During the year ended June 30, 2020, the Company issued a total of 163,025 common shares for the exercise of share purchase warrants. The Company received proceeds of $53,525 upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

13.	Share Capital—continued

b)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2018	8,631,411	1.65
Issued	6,705,585	1.26
Exercised	(450,000)	0.25

Balance at June 30, 2019	14,886,996	1.53
Expired	(5,156,411)	2.60
Exercised	(163,025)	0.32
Cancelled	(15,000)	1.00
Issued	8,522,135	1.00

Balance at June 30, 2020	18,074,695	0.98

The weighted average remaining contractual life of the warrants outstanding is 1.49 years.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On July 3, 2018, the Company granted 300,000 stock options to a consultant of the Company at an exercise price of $1.21 for a period of five years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

On July 23, 2018, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.03 for a period of one year with all of the stock options vesting immediately on the date of grant.

On September 4, 2018, the Company granted 2,000,000 stock options to directors, officers and consultants of the Company at an exercise price of $1.40 for a period of five years with all of the stock options vesting immediately on the date of grant.

On April 1, 2019, the Company granted 750,000 stock options to consultants of the Company at an exercise price of $1.00 for a period of three years. All of the stock options vested on June 29, 2019.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

13.	Share Capital—continued

c)	Options

On June 13, 2019, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.00 for a period of three years with all of the stock options vesting immediately on the date of grant.

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the stock options vested on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

On January 13, 2020, the Company granted 300,000 stock options to a consultant of the Company at a price of $0.89 for a period of 3 years. All of the stock options vested at grant.

On March 9, 2020, the Company granted 4,450,000 stock options to directors and officers of the Company at a price of $0.76 for a period of 3 years. All of the stock options vested at grant.

On May 4, 2020, the Company granted 850,000 stock options to consultants of the Company at a price of $0.75 for a period of three years. All of the stock options vested at grant.

On May 13, 2020, the Company granted 100,000 stock options to a consultant of the Company at a price if $0.81 for a period of three years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

The weighted average fair value at grant date of options granted during the year ended June 30, 2020 was $0.99 per option (2019: $0.75). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2020	2019
Expected stock price volatility	103%	139%
Risk-free interest rate	0.97%	1.83%
Dividend yield	—	—
Expected life of options	3.17 years	4.28 years
Stock price on date of grant	$0.80	$1.00
Forfeiture rate	—	—

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

13.	Share Capital—continued

c)	Options

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2018	5,572,681	$1.24
Options granted	3,350,000	1.26
Options cancelled	(175,000)	1.24

Balance at June 30, 2019	8,747,681	1.25
Options expired	(150,000)	1.03
Options cancelled	(300,000)	1.21
Options expired	(721,897)	2.10
Options granted	5,950,000	0.78

Balance at June 30, 2020	13,525,784	$0.99

The following table summarizes stock options outstanding and exercisable at June 30, 2020:

	Options Outstanding			Options Exercisable
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
1.05	1,250,000	1.67	1.05	1,250,000	1.05
0.96	2,590,000	1.96	0.96	2,590,000	0.96
1.02	435,784	0.11	1.02	435,784	1.02
2.10	500,000	2.65	2.10	500,000	2.10
1.40	1,900,000	3.18	1.40	1,900,000	1.40
1.00	750,000	1.75	1.00	750,000	1.00
1.00	150,000	1.95	1.00	150,000	1.00
0.83	100,000	2.05	0.83	100,000	0.83
0.75	150,000	3.30	0.75	150,000	0.75
0.89	300,000	2.54	0.89	300,000	0.89
0.76	4,450,000	2.69	0.76	4,450,000	0.76
0.75	850,000	2.84	0.75	850,000	0.75
0.81	100,000	2.87	0.81	—	0.81

	13,525,784	2.39	0.99	13,425,784	0.99

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

14.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	2020	2019
Management fees	$925,125	$1,109,382
Share-based payments	1,402,448	2,102,790

	$2,327,573	$3,212,172

As at June 30, 2020 there is $200,809 (2019: $161,843) in accounts payable and accrued liabilities owing to officers of the Company.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

15.	Income Taxes

Income tax expense (recovery) varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2020	2019
Net loss for the year before taxes	$(9,527,368)	$(8,578,841)
Statutory Canadian corporate tax rate	27.00%	27.00%

Anticipated tax recovery	$(2,572,389)	$(2,315,810)
Non-deductible items and other differences	866,608	765,121
Change in unrecognized tax benefits	1,705,781	1,550,689

Actual income tax provision (recovery)	$—	$—

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2020	2019
Petroleum and natural gas interests	$61,047	$61,047
Mineral property interests	1,704,369	1,910,992
Non-capital loss carry forwards	5,655,576	4,256,908
Share issue costs	550,405	777,153

	8,711,881	7,006,100
Unrecognized deferred tax assets	(8,711,881)	(7,006,100)

Net deferred income tax assets	$—	$—

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

15.	Income Taxes—continued

At June 30, 2020, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $20,127,000, available for carry-forward to reduce future years’ taxable income, if not utilized, expiring between 2031 and 2040. At June 30, 2020, the Company has available non-capital tax losses for United States income tax purposes of approximately $1,054,000, available for indefinite carry-forward to reduce future years’ taxable income.

16.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

17.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the years ended June 30, 2020 and 2019.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2020	Level 1	Level 2	Level 3	Total
Cash	$4,141,494	$—	$—	$4,141,494

June 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$6,849,114	$—	$—	$6,849,114

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

17.	Financial instruments and financial risk management—continued

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2020, the Company has a working capital deficit of $2,605,318 (2019 – working capital surplus $1,578,892).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2020 AND 2019

(Expressed in Canadian Dollars)

17.	Financial instruments and financial risk management—continued

(iv)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	2020 $	2019 $
Cash	574,506	248,860
Accounts payable	(6,426,587)	(4,509,929)
Convertible loan	(4,955,500)	—

At June 30, 2020, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3628. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $700,000 in the Company’s comprehensive loss for the year.

18.	Non-Cash Transactions

Non-cash Financing and Investing Activities	2020 $	2019 $
Shares issued for exploration and evaluation assets	792,000	1,626,000
Warrants issued for finder’s fees	133,644	—
Shares issued for intangible asset	475,000	475,000
Shares issuable for intangible asset	—	475,000
Exploration and evaluation expenditures included in accounts payable	4,224,680	4,148,257
Pilot plant expenditures included in accounts payable	2,132,234	943,516

19.	Subsequent Events

Subsequent to June 30, 2020, the Company issued 4,493,784 common shares upon the exercise of warrants for proceeds of $3,779,934 and 250,000 common shares upon the exercise of stock options for proceeds of $240,000.

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.